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SEC FILE NUMBER
008-16623

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/23 (MM/DD/YY) AND ENDING 09/30/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Birkelbach & Company

SEC Mail Processing
DEC 26 2024
Washington, DC

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

8080 Cypress Hollow Court
(No. and Street)

Ponte Vedra Beach	FL	32082
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Craig A. Birkelbach	904-725-1550	birkco1@aol.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jennifer Wray, CPA, PLLC
(Name – if individual, state last, first, and middle name)

800 Bonaventure Way Suite 168	Sugar Land	TX	77479
(Address)	(City)	(State)	(Zip Code)

11/30/16	6328
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Craig A. Birkelbach, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Birkelbach & Company, as of 9/30, 2 24, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CHERYL DIANE HUTCHENS
Commission # HH 478885
Expires May 8, 2028

Signature:

Title:
President

Notary Public

This filing contains (check all applicable boxes):**

SEC Mail Processing
DEC 26 2024
Washington, DC

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Birkelbach & Co.

Table of Contents

Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Shareholder of Birkelbach & Co.

Opinion on the Financial Statements

We have audited the accompanying statement of the financial condition of Birkelbach & Co. as of September 30, 2024, the related statements of operations, changes in shareholder's equity, and cash flows for the year ended September 30, 2024, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Birkelbach & Co. as of September 30, 2024, and the results of its operations and its cash flows for the year ended September 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Birkelbach & Co.'s management. Our responsibility is to express an opinion on Birkelbach & Co.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Birkelbach & Co. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II & III has been subjected to audit procedures performed in conjunction with the audit of Birkelbach & Co.'s financial statements. The supplemental information is the responsibility of Birkelbach & Co.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as Birkelbach & Co.'s auditor since 2023.

Sugar Land, Texas

December 13, 2024

Birkelbach & Co.
Statement of Financial Condition

	September 30, 2024
Assets	
Current assets:	
Cash in bank	$ 7,157
Accounts receivable	$ 4,805
Total assets	**$ 11,962**
Liabilities and Shareholders` Equity	
Accounts payable and accrued expenses	$ -
Shareholders' equity:	
Common stock, $10 par, 500 shares authorized, 300 issued and outstanding	$ 3,000
Retained earnings	$ 8,962
Total shareholders equity	$ 11,962
Total liabilities and shareholders, equity	**$ 11,962**

The accompanying notes are an integral part of these financial statements

Birkelbach & Co.
Statement of Operations

	Year Ended September 30, 2024
Commissions and fees	$ 72,507
Total Revenue	$ 72,507
Expenses	
Commission Expense	$ 54,986
General and administrative	$ 6,680
Taxes	$ 50
Licenses, dues, and registration	$ 1,998
Professional fees	$ 8,500
Total operating expenses	**$ 72,214**
Operating income	$ 293
Other income	
Interest income	$ 3
Net income	**$ 296**

The accompanying notes are an integral part of these financial statements

Birkelbach & Co.
Statement of Changes in Shareholders, Equity

	Common Stock	Retained Earnings	Total Shareholders, Equity
Balance as of October 1, 2023	$ 3,000	$ 8666	$ 11,666
Net Income	$ -	$ 296	$ 296
Balance at September 30, 2024	**$ 3,000**	**$ 8,962**	**$ 11,962**

The accompanying notes are integral part of these financial statements

Birkelbach & Co.
Statement of Cash Flows

	Year Ended September 30, 2024
Cash flows from operating activities:	
Net income	$ 296
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in accounts receivable	($ 305)
Net cash provided by operating activities	($ 9)
Cash beginning of year	$ 7,166
Cash end of year	$ 7,157

The accompanying notes are an integral part of these financial statements

1. **Nature of Operations:**
Birkelbach & Co. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is incorporated in the State of Florida and formed in 1971. The Company does not carry security accounts for customers or perform custodial functions relating to client securities.

2. **Summary of Significant Accounting Policies:**

Revenue from Contracts with Customers

The Company introduces its clients, generally high wealth individuals, to registered open-end investment companies (mutual funds). Referral agreements with registered investment companies provide for referral fees to be paid to the Company based primarily on the amount of assets under management that were referred by the Company. The Company recognizes referral fees from these registered investment companies at a point in time during the period the assets are under management of the mutual fund.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual amounts could differ from those estimates.

Cash and Equivalents

For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents. At September 30, 2024, there were no cash equivalents.

Income Taxes

The Company uses the liability method to account for income taxes. Deferred income taxes are determined to reflect tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts of each year-end. The Company has no deferred tax attributes as of September 30, 2024.

Management has reviewed and evaluated the relevant technical merits of its tax positions in accordance with accounting principles generally accepted in the United States of America for accounting for uncertainty in income taxes and determined that there are no uncertain tax positions that would have a material impact on the financial statements of the Company. The Company is generally no longer subject to U.S. federal or state income tax examinations by tax authorities for tax years before 2018.

2. Summary of Significant Accounting Policies (Continued):

Recently Issued Accounting Standards – Not Yet Adopted

In February 2016, the FASB issued ASU NO. 2016-02, Leases, ("ASU 2016-02). ASU 2016-02 requires leases to recognize assets and liabilities for most leases. All leases will be required to be recorded on the balance sheet with the execution of short-term leases. Early application is permitted. ASU 2016-02 is effective for the Company's financial statements for the year ending September 30, 2024. The Company believes that ASU 2016-02 will have no material effect as the Company is not a party to any leases.

3. Related Party Transactions:

Cost of Sales – Commission Expense

The Company pays a commission to the shareholder for the generation of all referral sales to registered investment companies. Generally, the commission is equal to an amount, which results in break-even net income.

Expense Sharing

The Company has an expense sharing agreement with Birkelbach & Associates, a related party. General and administrative expenses are allocated between the Company and Birkelbach & Associates based on management's estimate of utilization between the companies. During the year ended September 30, 2024, the Company's share of allocated expenses was $4,680 which is classified as general and administrative expense in the accompanying statement of operations.

4. Concentration of Credit Risk:

Financial instruments that subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents. The Company maintains its demand and time deposits in a single financial institution which, at times mat exceed federally insured limits however cash, cash equivalents and short-term investments are held by well-capitalized financial institutions and the Company believes it is not exposed to any significant credit risk related to these deposits.

The Company earned approximately 86% of its revenue from one registered investment company during the year ended September 30, 2024.

5. Net Capital Requirement:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital equal to the greater of $5,000 or 6.66% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to regulatory net capital not exceed 12 to 1. As of September 30, 2024, the Company had a net capital requirement of $5,000.

As of September 30, 2024, the Company had net capital of $7,157 which was $2,157 in excess of the required net capital. The Company had no aggregate indebtedness at September 30, 2024.

6. Rule 15c3-3:

The Company is not subject to Rule 15c3-3 and does not claim exemption pursuant to subparagraph k(2)(i) of the Rule in accordance with its FINRA membership agreement. The Company relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R 240.17a-5 as its business activities are limited to introducing individuals to registered investment companies as part of pre-negotiated referral agreements. The Company neither directly nor indirectly received, held, or otherwise owed funds or securities for or to customers, and did not carry accounts of or for customers: and did not carry accounts during the year ended September 30, 2024.

7. Commitments and Contingencies:

The Company can be subject to litigation, arbitration settlements and regulatory assessments, which arise in the ordinary course of business as a registered broker-dealer. The Company recognizes a liability and expense for any such matters at the time exposure to loss is more than remote and an amount of the loss is reasonably determinable. In the opinion of management, there are no outstanding matters at September 30, 2024 requiring contingent loss recognition.

8. Subsequent Events:

The Company has evaluated events occurring after September 30, 2024, the date of the most recent financial statements, for possible adjustments to the financial statements or disclosures through December 13, 2024, which is the date the financial statements were available to be issued. There were no subsequent events to recognize or disclose.

Supplemental Information

Birkelbach & Co.

Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1
Of the Securities and Exchange Commission
September 30, 2024

	September 30, 2024
Net Capital	
Total shareholders' equity	$ 11,962
Deductions:	
Non allowable assets	
Accounts Receivable	($ 4,805)
Net Capital	$ 7,157
Aggregate indebtedness	
Accounts payable, accrued expenses and due to affiliates	$ -
Total aggregate indebtedness	$ -
Computation of basic net capital requirement	
Minimum net capital required based on aggregate indebtedness	$ -
Minimum statutory net capital requirement	$ 5,000
Excess net capital	$ 2,157
Ratio of aggregate indebtedness to net capital	0%

There are no material differences between the preceding calculation and the Company's corresponding unaudited Part 11 A of Form X-17A-5 as of September 30, 2024

Birkelbach & Co.

Schedule II - Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934
September 30, 2024

The Company is not subject to Rule 15c3-3 and does not claim an exemption pursuant to subparagraph (k) of the Rule in accordance with its FINRA membership agreement. The Company relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5. The Company neither directly nor indirectly received, held, or otherwise owed funds or securities for or to customers and did not carry accounts of or for customers; and did not carry PAB accounts during the year ended September 30, 2024.

Birkelbach & Co.
Schedule III - Information Relating to Possession or Control Requirements
Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934
September 30, 2024

The Company is not subject to Rule 15c3-3 and does not claim an exemption pursuant to subparagraph (k) of the Rule in accordance with its FINRA membership agreement. The Company relies on Footnote 74 of the SEC Release NO. 34-70073 adopting amendments to 17 C.F.R 240.17a-5. The Company neither directly nor indirectly received, held, or otherwise owed funds or securities for or to customers, and did not carry accounts of or for customers; and did not carry PAB accounts during the year ended September 30, 2024.

Jennifer Wray CPA PLLC
800 Bonaventure Way. Suite 168. Sugar Land. TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Shareholder of
Birkelbach & Co.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Birkelbach & Co. (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to introducing clients to registered investment companies as part of pre-negotiated commission sharing agreement and the Company (a) did not directly or indirectly receive, hold and or otherwise owe funds or securities for to customers; (b)did not carry accounts of or for customers; and (c) did not carry a PAB account (as defined in Rule 15c3-3) throughout the most recent fiscal year of 2024 without exception. Birkelbach & Co.'s management is responsible for compliance with Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Birkelbach & Co.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Jennifer Wray CPA PLLC

Sugar Land, Texas.

December 13, 2024

Birkelbach & Co.

2024 Fiscal Year Exemption Report

Birkelbach & Co. CRD#: 5896 SEC#: 8-16623, (the "Firm") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R 240.17a-5,"Reports to be made by a certain brokers and dealers") This Exemption Report was prepared as required by C.F.R. 240.17a-5 (d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

1. The Firm does not claim an exemption under paragraph (k) of C.F.R. 240.15c3-3.
2. The Firm is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 because the Firm limits its business activities exclusively to introducing clients to registered investment companies as part of pre-negotiated commission sharing agreement. While engaging in this sole business activity, the Firm neither directly nor indirectly received, held, or otherwise owed funds or securities for or to customers, and did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the 2024 fiscal year without exception.

Craig A. Birkelbach, President